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                                                                     EXHIBIT 12

                    PAPER WAREHOUSE, INC. AND SUBSIDIARIES
              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                  FOR THE FIVE YEARS ENDED JANUARY 28, 2000

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

($'S IN THOUSANDS)                                                                        FISCAL YEAR ENDED
                                                                -----------------------------------------------------------------
                                                                JANUARY 28,   JANUARY 29,   JANUARY 30,  JANUARY 31,  FEBRUARY 2,
RATIO OF EARNINGS TO FIXED CHARGES:                                2000           1999         1998          1997        1996
                                                                ------------  ------------  -----------  -----------  -----------
Earnings:
     Consolidated net (loss) earnings                              $ (4,448)    $  (521)     $  (207)      $   808       $ 797
     Extraordinary charge, net                                            -           -          110             -          -
     Cumulative effect of accounting change, net                        108           -            -             -          -
     Income taxes (1)                                                (2,970)       (323)          22           500        494
                                                                ------------  ---------     --------     ---------    --------
        Total (loss) earnings before extraordinary charge
           and cumulative effect of accounting change                (7,310)       (844)         (75)        1,308       1,291

Fixed Charges:
     Interest expense                                                 1,182         279          860           834         547
     Interest portion of rental expense                               3,281       2,378        1,779         1,436       1,046
                                                                ------------  ---------     --------     ---------    --------
        Total fixed charges                                           4,463       2,657        2,639         2,270       1,593

Earnings available for fixed charges                               $ (2,847)    $ 1,813      $ 2,564       $ 3,578     $ 2,884
                                                                ============  =========     ========     =========    ========

Ratio of earnings before extraordinary charge and cumulative
     effect of accounting change to fixed charges (2)                 ---         ---           ---           1.58        1.81
                                                                ============  =========     ========     =========    ========
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     (1)Prior to November 1997, the Company was taxed as an S-Corporation. This amount reflects the pro forma provision for taxes as if the Company were taxed as a C-Corporation

     (2)For the fiscal years ended January 28, 2000, January 29, 1999, and January 30, 1998 earnings were not adequate to cover fixed charges by approximately $7.3 million, $844,000 and $75,000, respectively.